SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                      Urban Televison Network Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  917068 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Randy Moseley
                            Executive Vice President
                             18505 Highway 377 South
                              Cresson, Texas 76035
                                 (817) 512-3033
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917068 20 7

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wright Entertainment, LLC
     56-2349641
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC/OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    22,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     22,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 917068 20 7


________________________________________________________________________________
Item 1.  Security and Issuer.

         This Schedule 13D relates to 22,000,000 of the common stock shares (the "Shares") of Urban Televison Network Corporation (the "Company").

         The principal executive offices of the Company are located at 18505 Highway 377 South, Cresson, Texas 76035.
________________________________________________________________________________
Item 2.  Identity and Background.

         (a) The name of the Reporting Person is Wright Entertainment, LLC, a Nevada corporation.

         Schedule A hereto sets forth the name of each officer and director of the Reporting Person.

         (b) The Reporting Person's principal business address is 6320 Crosswood Ave., Las Vegas, NV. 89108.

         Schedule A hereto sets forth the business address of each officer and director of the Reporting Person.

         (c) The Reporting Person provides consulting and distribution services to the entertainment industry.

         Schedule A hereto sets forth the principal occupation or employment of each officer and director of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) - (e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule A hereto sets forth the citizenship of each director and officer of the Reporting Person.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         The consideration to acquire the Shares is seven million dollars $7,000,000) or Fifty ($0.50) Cents per share for 14,000,000 shares. The stock sale was structured as an installment stock sale. The terms of the stock sale are as follows: $500,000 down, the $6,500,000 balance payable on a promissory note at $875,000 Dollars quarterly, including 6% interest on the declining balance. The first $875,000 installment payment will be due December 31, 2003. All of the shares have been pledged as security for the promissory note and will be physically held by the Company. Additionally, the board of directors of the Company authorized the payment of Four Million (4,000,000) common shares to Reporting Person for executive management services. This compensation stock was valued at Fifty ($0.50) Cents per share consideration.

         Seven of the Company's shareholders sold Four Million (4,000,000) common shares to Reporting Person for Two Million ($2,000,000) Dollars. The stock sale was structured as an installment stock sale. The terms of this sale are $100,000 down, the $1,900,000 Dollar balance payable on a promissory note at $250,000 Dollars quarterly, including 6% interest on the declining balance. The first installment payment will be due December 31, 2003.

         In summary, Reporting Person has acquired a total of Twenty-two Million (22,000,000) common shares of the Company's common stock, 18,000,000 directly from the company and 4,000,000 from selling shareholders. With this purchase, the Company's total issued and outstanding common stock has risen to 43,729,636 shares. Reporting Person has acquired a 50.3% majority interest in the Company's common stock. These shares issued above were issued in a private transaction pursuant to Section 4(1) and 4(2) of the Securities Act of 1933, as amended. These shares are considered restricted securities and may not be publicly resold unless registered for resale with appropriate governmental agencies or unless exempt from any applicable registration requirements.

         Reporting Person has given Randy Moseley an irrevocable common stock proxy to vote all of Reporting Person's shares in the Company until Reporting Person has satisfied its purchase obligations. Reporting Person anticipates that its shares in the Company will be released from its pledge and voting proxy, on a pro-rata basis, as Reporting Person makes its quarterly payments on the note.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The Shares were acquired by the Reporting Person for investment purposes.

         The Board of Directors of the Company nominated Lonnie G. Wright, as the Chairman of the Board of Directors and President, Chief Executive Officer replacing Randy Moseley. Mr. Moseley will continue the serve the Company as a board director, Executive Vice President and Chief Financial Officer. In connection with Reporting Person's stock purchase, the board of directors of the Company amended the By-Laws increasing the number of board seats. The board of the Company nominated four new board members and officer positions. Justin Nemec resigned his board seat creating a vacancy. Conrad Bullard was named board director and Executive Vice President of Development and Productions. Anthony K. Campbell was named board director and Executive Vice President of Programming. Carl Olivieri was named board director and Executive Vice President of Marketing and Corporate Operations. Jacob R. Miles III was named board director and Executive Vice President of Network Operations.

         Except as described herein, the Reporting Person does not have any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         The Reporting Person owns 22,000,000 Shares of the Company. These Shares represent 50.3% of the outstanding share capital of the Company. The Reporting Person intends to acquire such Shares in accordance with the terms and conditions of a purchase agreement, the form of which is attached hereto as (Exhibit 1).

         Except as otherwise set forth in this Schedule 13D, none of the Reporting Person or, to the best of its knowledge, any of the persons named in Schedule A, attached hereto, beneficially owns any common shares of the Company.

         Except as otherwise set forth in this Schedule 13D, none of the Reporting Person or, to the best of its knowledge, any of the persons named in Schedule A hereto has effected any transactions in common shares of the Company during the past 60 days.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 3, the Reporting Person has entered into a purchase agreement for the acquisition of the Shares. Transfer of the Shares is subject to certain provisions of the purchase agreement included as an exhibit hereto.

         As described in Item 4, the board of directors and management positions were increased and restructured.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit No.                            Exhibit
----------                             -------

1. Subscription Agreement for Purchase of Stock between the Reporting Person and the Company.

2.       Promissory Note between Reporting Person and the Company.

3. Stock Sales Agreement between the Reporting Person and shareholders of the Company.

4. Promissory Note between Reporting Person and shareholders of the Company.

5.       Irrevocable  Common  Stock  Proxy  between  Reporting  Person  and  the
         Company.


________________________________________________________________________________



                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 24, 2003               By:  /s/ Lonnie G. Wright
                                        ----------------------------------------
                                        Name:  Lonnie G. Wright
                                        Title: President/Managing Director

                                   SCHEDULE A

                            INFORMATION REGARDING THE
            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

     Set forth in the table below is the name and the present office or present principal occupation or employment of each director and executive officer of the Reporting Person. The principal business address of Wright Entertainment, LLC and, unless otherwise indicated, each person identified as an officer or director of Wright Entertainment, LLC is 3980 Howard Hughes Parkway, Suite 300, Las Vegas, NV. 89109. To the knowledge of the Reporting Person, all executive officers and directors identified below are United States citizens.


           Name                                        Present Office/Principal
                                                       Occupation or Employment
----------------------------------------------------  --------------------------

Lonnie G. Wright....................................  Chairman of the Board and
                                                      President of the Reporting
                                                      Person

Conrad H.Bullard....................................  Director and Executive
                                                      Vice President of the
                                                      Reporting Person

Anthony K. Campbell.................................  Director and Executive
                                                      Vice President of the
                                                      Reporting Person

Sherri Wright.......................................  Director and Secretary of
                                                      the Reporting Person
----------------------------------------------------  --------------------------

                                INDEX TO EXHIBITS

Exhibit No.                          Exhibit
----------                           -------

1. Subscription Agreement for Purchase of Stock between the Reporting Person and the Company.

2.       Promissory Note between Reporting Person and the Company.

3. Stock Sales Agreement between the Reporting Person and shareholders of the Company.

4. Promissory Note between Reporting Person and shareholders of the Company.

5.       Irrevocable  Common  Stock  Proxy  between  Reporting  Person  and  the
         Company.


--------------------------------------------------------------------------------

                                                                       Exhibit 1

                             SUBSCRIPTION AGREEMENT
                              FOR PURCHASE OF STOCK

Urban Television Network Corporation
18505 Hwy 377 South
Ft. Worth, TX 76126

Dear Sir or Madam:

         It is understood that, upon the acceptance of this  subscription by the
Company,   the  undersigned  will  receive  an  executed   counterpart  of  this
Subscription Agreement.

         1. Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably offers to purchase and subscribes for and agrees to purchase Fourteen Million (14,000,000) Shares of Urban Television Network Corporation, a Nevada corporation, at Fifty ($0.50) Cents per Share for a total purchase price of Seven Million ($7,000,000) Dollars, and agrees to become a shareholder in the Company. The purchase price will be paid as follows:

                  (a) $500,000, as a down payment, $6,500,000 balance payable on a promissory note at $875,000 Dollars quarterly, including Six (6%) percent interest on the declining balance, until paid in full. The first payment will be due on, or before December 31, 2003 with successive payments due every ninety
(90) days thereafter, until paid in full.

                  (b) The stock certificate evidencing the purchased shares will be held in escrow by the Company until the promissory note is paid in full.

         2. Conditions of Subscription. The undersigned understands and agrees that:

                  (a)  The   Company   will   have  no   obligation   to  accept
subscriptions for Shares in the order received; and

                  (b) The stock certificate to be issued and delivered on account of this subscription will only be issued in the name of, and delivered to, the undersigned.

         3. Representations and Warranties of the Undersigned. The undersigned represents, warrants, and agrees as follows:

                  a. The undersigned understands that the Shares are being offered and sold under the exemption from registration provided for in Section

4(2) of the Securities Act of 1933, as amended, and Section 90.530(11) of the Nevada Revised Statutes, as amended, that it is purchasing the Shares without being furnished any offering literature or, that this transaction has not been scrutinized by the United States Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state because of the private aspects of the offering, that all documents, records, and books pertaining to this investment, have been made available to the undersigned and its representatives, if any, and that the books and records of the Company are and will be available upon reasonable notice for inspection by investors during reasonable business hours at its principal place of business. This offer to purchase securities originated with the subscriber and the subscriber was not solicited by the company. The subscriber has reviewed the Company's annual and quarterly periodic reports filed with the Securities and Exchange Commission.

                  b. The undersigned is a corporate entity organized in the State of Nevada and is eligible to become a certified Minority Business Enterprise ("MBE").

                  c. The undersigned is an "accredited investor" as defined in the by federal and state securities laws; and if not then the purchaser represents that by virtue of its business and financial experience or financial experience of its professional advisors who are unaffiliated with and who are not compensated, to the best of its knowledge, by the issuer or any affiliate or selling agent of the issuer, directly or indirectly, can be reasonably assumed to have the capacity to protect its own interests in connection with this transaction.

                  d. The undersigned understands and has fully considered for purposes of this investment the associated risks and the restricted transferability of Shares, and that (i) the Shares are a speculative investment which involve a high degree of risk of loss by the undersigned of its investment therein, and (ii) there are substantial restrictions on the transferability of, and there will be no public market for the Shares, and accordingly, it may not be possible for him or her to liquidate its investment in the Shares in case of emergency;

                  e. The undersigned is able (i) to bear the economic risk of this investment for an indefinite period, and (ii) to afford a complete loss of the investment;

                  f. The undersigned, in making its investment decision to purchase the Shares, the Subscriber has relied solely upon independent investigations made by it and/or it's representative(s) and advisors, and the undersigned and any such witnesses have been given the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the Company concerning the Company and the terms and conditions of this offering, and to obtain any additional information, to the extent such persons possess such information or can acquire it without unreasonable effort or expense.

                  g. The Shares are being acquired by the undersigned in good faith solely for its own personal account, for investment purposes only, and not with a view to or for the resale, distribution, subdivision, or fractionalization thereof; the undersigned has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the Shares, or any part thereof; the undersigned has no present plans to enter into any such contract, undertaking, agreement, or arrangement; and he or she understands that the legal consequences of the foregoing representations and warranties to mean that he or she must bear the economic risk of the investment for an indefinite period of time because the Shares have not been registered under applicable securities laws, and, therefore, cannot be sold unless they are subsequently registered under such laws (which the Company is not obligated to do) or an exemption from such registration is available;

                  h. The undersigned understands that the Company is relying on the truth and accuracy of the representations, declarations, and warranties herein made by him or her in offering the Shares for sale to him or her without having first registered the same under the Act;

                  i. The undersigned consents to the placement of a legend on the certificate for the Shares, which legend will be in form substantially as follows:

         THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT"), AS AMENDED, OR UNDER THE SECURITIES ACT OF NEVADA, OR UNDER ANY OTHER STATE OR FOREIGN GOVERNMENT SECURITIES LAWS. THESE SHARES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION UNDER THE 1933 ACT, THE SECURITIES ACT OF NEVADA, AND ANY
         OTHER APPLICABLE STATE SECURITIES LAWS UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT, THE SECURITIES ACT OF NEVADA, OR ANY OTHER STATE OR FOREIGN GOVERNMENT SECURITIES LAWS; AND THESE SHARES HAVE BEEN PURCHASED PURSUANT TO THE TERMS AND CONDITIONS OF A PROMISSORY NOTE AND WILL BE HELD IN ESCROW BY THE COMPANY UNTIL THE NOTE IS PAID IN FULL.

                  j. The undersigned further consents to the placing of a stop transfer order on the books of the Company, and with any transfer agents, against the Shares, in accordance with the restrictions set out in the above legend; and

                  k. If the undersigned is a corporation, partnership, or other entity, the undersigned and the individual representative of the undersigned who is executing this Agreement each hereby represent and warrant that the purchase of the shares of Common Stock pursuant to this Subscription Agreement has been duly authorized by all necessary corporate, partnership, or other action; that such individual is duly authorized to bind the undersigned to this Agreement; and that the undersigned was not organized for the purpose of investing in the Company.

         The foregoing representations, and warranties, and undertakings are made by the undersigned with the intent that they be relied upon in determining its suitability as a purchaser of Shares and the undersigned hereby agrees that such representations and warranties will survive the delivery of the certificate for such Shares.

         4. Transferability. The undersigned agrees not to transfer or assign this Agreement, or any of his interest herein, and any such transfer will be void.

         5. Revocation. The undersigned agrees that he or she may not cancel, terminate, or revoke this Agreement or any agreement of the undersigned made hereunder and that this Agreement will survive the death or disability of the undersigned and will be binding upon the undersigned's heirs, executors, administrators, successors, and assigns.

         6. No Waiver. Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not waive any right granted to him or her under federal or state securities laws.

         7. Miscellaneous

                  a. All notices or other communications given or made hereunder will be sufficiently given if hand-delivered or mailed by registered or certified mail return receipt requested, postage prepaid, to the undersigned or to the Company at the respective addresses set forth herein, or such other addresses as the undersigned or the Company will designate to the other by notice in writing.

                  b. This Agreement will be governed by and construed in accordance with the internal laws of the State of Texas.

                  c. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

                  d. If more than one person is signing this Agreement, each representation, and warranty, and undertaking made herein will be a joint and several representation, warranty, or undertaking of each person.

         8. Continuing Effect of Representations and Warranties. The representations and warranties of Paragraph 3 are true and accurate as of the date of this Subscription Agreement and will be true and accurate as of the date of delivery of the Funds, and will survive such delivery. If in any respect, such representations and warranties will not be true and accurate prior to the issuance of Shares to the undersigned, the undersigned will give immediate written notice of such fact to the Company specifying which representations and warranties are not true and accurate and in what respects they are not accurate.

         9. Indemnification. The undersigned acknowledges that he or she understands the meaning and legal consequences of the representations and warranties contained in Paragraph 3 and he or she hereby agrees to defend, indemnify, and hold harmless the Company and its officers, directors, employees, and agents, and their successors and assigns, from and against any and all loss, damage, liability, or expense, including without limitation attorneys' fees, due to or arising out of the inaccuracy of any representation or acknowledgment, or the breach of any agreement, warranty, or undertaking of the undersigned contained in this Subscription Agreement.

         10. Signatures. The "undersigned" will mean each person or entity whose signature appears below.

 I have read this Subscription Agreement and agree to be bound by its terms.

WRIGHT ENTERTAINMENT LLC

/s/ Lonnie G. Wright
------------------------
By: Lonnie G. Wright
Title:  Manager
Mailing Address:   3960 Howard Hughes Pkwy.  #870, Las Vegas, NV.  89109
Fed Tax I.D. #

         Urban Television Network Corporation, a Nevada corporation, hereby accepts the foregoing subscription subject to the terms and conditions hereof this 24th day of September, 2003.

                                            Urban Television Network Corporation

                                            By: /s/ Randy Moseley
                                               ---------------------------------
                                            Randy Moseley
                                            Title:  President
                                                    ---------

                                                                       Exhibit 2


                                 PROMISSORY NOTE


$6,500,000                                                    September 24, 2003
                                                              Ft. Worth, Texas

Wright Entertainment, Inc., a Nevada corporation, ("Undersigned") hereby promises to pay on, or before December 31, 2005, to the order of Urban Television Network Corporation, (the "Payee") the sum of Six Million Five Hundred Thousand ($6,500,000) Dollars, at $875,000 Dollars quarterly, including Six (6%) percent interest on the declining balance, until paid in full. The first payment will be due on, or before December 31, 2003 with successive payments due every ninety (90) days thereafter, until paid in full. This note is secured by the pledge of 14,000,00 Urban Television Network Corporation common shares. .

If not so paid, all principal and interest, at the option of the Holder, or its assigns, shall become immediately due and payable.

Interest shall be computed on the basis of a 365-day year or 366-day year as applicable, and actual days lapsed. Undersigned shall have the privilege of prepaying the principal under this Note in whole or in part, without penalty or premium at any time. All payments hereunder shall be applied first to interest, then to principal, then to late charges.

Undersigned shall pay upon demand any and all expenses, including reasonable attorney fees, incurred or paid by Holder without suit or action in attempting to collect funds due under this Note. In the event an action is instituted to enforce or interpret any of the terms of this Note including but not limited to any action or participation by Undersigned in, or in connection with, a case or proceeding under the Bankruptcy Code or any successor statute, the prevailing party shall be entitled to recover all expenses reasonably incurred at, before and after trial, on appeal, and on review whether or not taxable as costs, including, without limitation, attorney fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses.

Wright Entertainment, LLC


/s/ Lonnie G. Wright
-------------------------
By: Lonnie G. Wright
Title: President

                                                                      Exhibit  3



                              STOCK SALE AGREEMENT

         1. Introduction. This Agreement is made September 24, 2003 between Richard Halden, Randy Moseley, Laura Moseley, Jonathan Moseley, Travis TeSelle, Marc Pace, Stan Woods, Timothy Halden and, (collectively, Sellers) and Wright Entertainment LLC, a Nevada corporation (Buyer).

         2. Sale and Purchase of Stock. Sellers will sell to Buyer Four Million (4,000,000) common shares of the issued and outstanding capital stock of Urban Television Network Corporation free of all liens and encumbrances presently owned by Sellers.

         3. Purchase Price. The purchase price is Two Million ($2,000,000) Dollars.

         4. Payment of the Purchase Price. (a) $ 100,000, as a down payment, $1,900,000 balance payable on a promissory note at $250,000 Dollars quarterly, including Six (6%) percent interest on the declining balance, until paid in full. The first payment will be due on, or before December 31, 2003 with successive payments due every ninety (90) days thereafter, until paid in full.

                  (b) The stock certificate evidencing the purchased shares will be held in escrow by the Company until the purchase price is paid in full.

                  (c) Wright Entertainment, Inc. appoints Randy Moseley as attorney and proxy, to vote on all Urban Television Network Corporation common stock owned by Wright Entertainment, Inc. The proxy will be irrevocable and effective until Wright has satisfied all stock purchase obligations to Sellers.

         5. Seller's Representations and Warranties. To induce Buyer to purchase the stock, Sellers jointly and severally represent and warrant the following:

                  a. Stock Properly Issued. The shares have been properly issued and are fully paid and nonassessable.

                  b. Shares Free of Liens or  Encumbrances.  Sellers' shares are
free  of  any  liens,  encumbrances,   or  agreements  of  any  kind,  including
stockholders' agreements or voting trusts.

         6.   Representations  to  Survive  Closing.   The  representations  and
warranties contained in Paragraphs 5 will survive the closing.

         7. Documents to Be Delivered to Buyer. Seller will deliver to Buyer the following:

                  a. Stock Certificates. One or more stock certificates representing 4,000,000 shares of the Corporation's capital stock, endorsed for transfer in Buyer's name. These shares are considered restricted securities and may not be resold without registration under federal and state securities laws, unless exempt from the registration requirements. Sellers do not warrant the availability of any exemption from registration. No exemption may ever be available.

         8. Time and Place of Closing. The closing will take place by mutual agreement of Buyer and Sellers.

         9. Agreement Binding. This Agreement is binding upon and will inure to the benefit of the parties' heirs, executors, administrators, representatives, successors, and assigns.

         10. Applicable Law. This Agreement will be construed in accordance with the laws of Washington. Issues relating to the Stock Sale will be construed according to the laws of Texas.

Seller:                                               Buyer:
                                                      Wright Entertainment, LLC.

                                                      /s/ Lonnie G. Wright
                                                      --------------------------
                                                      Lonnie G. Wright, Manager
/s/ Richard Halden
-----------------------
Richard Halden

/s/Laura S. Moseley
-----------------------
Laura S. Moseley

/s/ Jonathan Moseley
-----------------------
Jonathan Moseley

/s/ Travis TeSelle
-----------------------
Travis TeSelle

/s/ Marc Pace
-----------------------
Marc Pace

/s/ Stan Woods
-----------------------
Stan Woods

/s/ Timothy Halden
-----------------------
Timothy Halden

/s/ Randy Moseley
-----------------------
Randy Moseley
President
Urban Television Network Corporation
a Texas corporation

                                                                       Exhibit 4



                                     PROMISSORY NOTE

$1,900,000                                                    September 24, 2003
                                                              Ft. Worth, Texas

Wright Entertainment, Inc., a Nevada corporation, ("Undersigned") hereby promises to pay on, or before December 31, 2005, to the order of Richard J. Halden, et al, (the "Payee") the sum of One Million Nine Hundred Thousand ($1,900,000) Dollars, at $250,000 Dollars quarterly, including Six (6%) percent interest on the declining balance, until paid in full. The first payment will be due on, or before December 31, 2003 with successive payments due every ninety
(90) days thereafter, until paid in full. This note is secured by the pledge of 4,000,00 Urban Television Network Corporation common shares.

If not so paid, all principal and interest, at the option of the Holder, or its assigns, shall become immediately due and payable.

Interest shall be computed on the basis of a 365-day year or 366-day year as applicable, and actual days lapsed. Undersigned shall have the privilege of prepaying the principal under this Note in whole or in part, without penalty or premium at any time. All payments hereunder shall be applied first to interest, then to principal, then to late charges.

Undersigned shall pay upon demand any and all expenses, including reasonable attorney fees, incurred or paid by Holder without suit or action in attempting to collect funds due under this Note. In the event an action is instituted to enforce or interpret any of the terms of this Note including but not limited to any action or participation by Undersigned in, or in connection with, a case or proceeding under the Bankruptcy Code or any successor statute, the prevailing party shall be entitled to recover all expenses reasonably incurred at, before and after trial, on appeal, and on review whether or not taxable as costs, including, without limitation, attorney fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses.

Wright Entertainment, LLC


/s/ Lonnie G. Wright
--------------------------
By: Lonnie G. Wright
Title: President

                                                                      Exhibit  5



Irrevocable Common Stock Proxy
NRS 78.355(4)



         1. Introduction. Wright Entertainment, LLC a Nevada corporation, is a shareholder of Urban Television Network Corporation, a Nevada Corporation
(UTVN).

         2. Appointment of Proxy. Wright Entertainment, LLC appoints Randy Moseley, attorney and proxy, to vote on all shares of common stock owned in UTVN by Wright Entertainment. Mr. Moseley, as proxy, is entitled to vote the number of votes that Wright Entertainment, LLC would be entitled to vote, (less the number of shares that Wright Entertainment has paid for in accordance with Subscription Agreement and Stock Sales Agreement executed by Wright Entertainment, LLC on this even date. In calculating the number of shares to be released by this proxy the amount paid by Wright Entertainment, LLC shall be divided by $0.50 and that result subtracted from the total shares of common stock in UTVN owned by Wright Entertainment, LLC) if its representative were present at the meeting. Wright Entertainment, LLC places no limitation on Mr. Moseley's voting power or on the matters on which he may vote.

         3. Effective Date of Appointment. This appointment of Randy Moseley, as proxy shall take effect on September 24, 2003 and will remain in effect until Wright Entertainment. LLC has satisfied all of its obligations under the Stock Subscription Agreement and Promissory Note between Wright Entertainment, Inc. and UTVN dated September 24, 2003. This proxy may not be revoked.


Date:


WRIGHT ENTERTAINMENT, LLC.


/s/ Lonnie G. Wright
-------------------------
By:  Lonnie G. Wright
Title:  President




Witnessed by:  /s/ Carl Olivieri
             -------------------------

Print Name: Carl Olivieri
            --------------------